United States securities and exchange commission logo





                           February 6, 2023

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street, Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statements on Form S-1
                                                            Filed January 20,
2023
                                                            File No. 333-264597

       Dear Kuk Hyoun Hwang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2022, letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Risk Factors
       If we seek stockholder approval of our initial business combination..., page 32

   1. We note your response to comment 1 of our letter. We note your representation that you will not vote the
shares that are purchased. However, we note that compliance with the guidance and the rule
has multiple aspects. We therefore reissue this part of the
                                                        comment. Please confirm
how you intend to comply with the requirements of Rule 14e-
                                                        5 under the Exchange
Act. We refer you to the Tender Offer Rules and Schedules
                                                        Compliance and
Disclosure Interpretation 166.01 for guidance.
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
February 6, 2023
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameKuk Hyoun Hwang
                                                      Division of Corporation
Finance
Comapany NameBellevue Life Sciences Acquisition Corp.
                                                      Office of Real Estate &
Construction
February 6, 2023 Page 2
cc:       Gary J. Kocher, Esq.
FirstName LastName